Exhibit 99.1

Hut 8 Reports Operating and Financial Results for Q2 2023

Quarterly revenue of $19.1 million including $4.2 million from the high performance computing business

9,136 self-mined Bitcoin held in custody or pledged as collateral on June 30

TORONTO, ON, Aug 14, 2023 – Hut 8 Mining Corp. (Nasdaq | TSX: HUT) (“Hut 8” or the “Company”), one of North America’s largest, innovation-focused digital asset mining pioneers, and high performance computing infrastructure provider, announced its financial results for the quarter ended June 30, 2023 (“Q2 2023”). All dollar figures are in Canadian Dollars (“CAD”), unless otherwise stated.

“We continued to build momentum toward closing our transaction with USBTC by progressing toward receiving regulatory approvals to proceed and improving our projected post-merger self-mining capacity to 7.5 EH/s,” said Jaime Leverton, CEO of Hut 8. “That said, we are not here to simply chase exahash: we have been unique in our approach to growing our business primarily through inorganic means, and have done so with an infrastructure-first mindset. We believe that there is value to be captured beyond proprietary mining, which is why we acquired the HPC business. We are confident that this merger positively positions us on a path to growth by expanding into more stable energy markets and increasing our exposure to capex-light, scalable, fiat-based revenue streams like hosting and managed infrastructure operations, which includes purpose-built site management software, while improving our self-mining capabilities.”

“While we continued to face mining challenges during the second quarter at Drumheller, which are reflected in decreased revenue and fewer Bitcoin mined, we were successful in strategically managing our costs,” said Shenif Visram, CFO of Hut 8. “In our high performance computing business, we signed a significant five-year contract during the period, and will begin to realize that revenue later this year. In the meantime, we have more than 1 MW of data centre capacity and existing infrastructure readily available to meet customers’ AI and other high performance computing demands.”

Q2 2023 HIGHLIGHTS

•	Revenue decreased by $24.6 million to $19.2 million during the quarter ended June 30, 2023 compared to $43.8 million during the quarter ended June 30, 2022 (“Q2 2022”).

•
The Company mined 399 Bitcoin in the quarter ended June 30, 2023, an approximately 58% decrease compared to the quarter ended June 30, 2022, primarily due to an increase in average Bitcoin network difficulty resulting in decrease in Bitcoin mined, the impact of the suspension of operations at the Company’s North Bay Facility, and ongoing electrical issues at the Company’s Drumheller facility.

•
The Company’s high performance computing (“HPC”) operations generated $4.2 million of primarily monthly recurring revenue in Q2 2023 compared to $4.7 million in Q2 2022 as a result of the discontinuation of certain low-margin products and service offerings, customer churn, which were partially offset by new sales. The new sales do not reflect the newly signed five-year agreement with Interior Health, as the revenue earned from the agreement will commence later in 2023.

•
As previously reported, the Company encountered issues at the Drumheller site, primarily stemming from high energy input levels that have been causing miners to fail. This has materially reduced operations, which are currently at approximately 20% of our installed hash rate at the site. The team has implemented new custom firmware across all miner models designed to lower the power supply’s maximum output voltage, ensured our equipment operates within safe limits, increased repair staff, added an additional repair centre shift, and procured new hardware to expedite repairs and accelerate the speed at which we bring miners back online. The electrical issues at the Drumheller site have been compounded by high energy rates which further increased curtailment at the site.

•	The Company’s installed hashrate was 2.6 EH/s (excluding the Company’s North Bay facility) as of June 30, 2023 compared to 2.6 EH/s as of March 31, 2023.

BITCOIN INVENTORY AND VALUE

As at June 30, 2023, the Company had a total self-mined Bitcoin balance held in custody or pledged as collateral of 9,136 with a market value of $368.7 million. During the second quarter of 2023, 399 Bitcoin were mined and 396 Bitcoin were sold, for which the Company received proceeds of $14.7 million.

OPERATING AND FINANCIAL OVERVIEW

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands, except per share amounts)	2023	2022	2023	2022
Operating results
Digital assets mined	399	946	874	1,888
Financial results
Total revenue	$19,183	$43,845	$38,204	$97,178
Net (loss) income	(16,713)	(88,067)	91,790	(32,359)
Mining Profit (i)	3,200	14,906	5,790	47,813
Adjusted EBITDA (i)	(2,690)	(98,136)	133,340	(71,027)
Per share
Net income - basic	$(0.08)	$(0.49)	$0.42	$(0.19)
Net income - diluted	$(0.08)	$(0.49)	$0.40	$(0.19)
(i) Non-IFRS measure - see “Non-IFRS Measures” section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

	As at
(CAD thousands)	June 30, 2023	December 31, 2022
Financial position
Cash	$26,687	$30,515
Total digital assets	368,942	203,627
Total assets	557,549	412,937
Total liabilities	86,383	61,547
Total shareholders’ equity	471,166	351,390
Working Capital (ii)	345,314	215,490
(ii) Calculated as current assets less current liabilities.

•
Revenue decreased by $24.6 million to $19.2 million during the quarter ended June 30, 2023 compared to $43.8 million during the quarter ended June 30, 2022 (“Q2 2022”). The Company mined 399 Bitcoin in the quarter ended June 30, 2023, an approximately 58% decrease compared to the quarter ended June 30, 2022, primarily due to an increase in average Bitcoin network difficulty resulting in decrease in Bitcoin mined, halt in the Company’s graphic processing units (“GPU”) mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during the third quarter of 2022, the impact of the suspension of operations at the Company’s North Bay Facility, and ongoing electrical issues at the Company’s Drumheller facility which continued from the fourth quarter of 2022. Revenue from the Company’s digital asset mining operations also declined as a result of lower Digital Asset Revenue per Bitcoin Mined(i) due to the decrease in the daily average closing Bitcoin price in the current quarter versus the comparative quarter. The Company’s high performance computing operations generated $4.2 million of primarily monthly recurring revenue in Q2 2023 compared to $4.7 million in Q2 2022 as a result of the discontinuation of certain low-margin products and service offerings, customer churn, which were partially offset by new sales. The new sales do not reflect the newly signed five-year agreement with Interior Health, as the revenue earned from the agreement will commence later in 2023.

•
Cost of revenue consists of site operating costs and depreciation. The cost of revenue was $23.8 million for the second quarter of 2023 compared to $47.7 million in the same period in 2022. Site operating costs consist primarily of electricity costs as well as personnel, network monitoring, and equipment repair and maintenance costs at our digital asset mining and high performance computing operations. Site operating costs for the quarter ended June 30, 2023 were $14.3 million, of which $11.8 million were attributable to our mining operations and $2.5 million were attributable to our high performance computing operations. The site operating costs for the quarter ended June 30, 2022 were $26.8 million, of which $24.5 million were attributable to our mining operations and $2.3 million were attributable to our high performance computing operations. The Mining Cost per Bitcoin(i) for the second quarter of 2023 was $29,551 per Bitcoin, compared to $25,611 per Bitcoin in the prior year for the same quarter. The increase was due to higher power consumption per Bitcoin mined and ongoing electrical issues at the Drumheller facility, which was partially offset by the Company’s decision to curtail, lower average energy prices, and increased efficiencies in the miners deployed compared to prior year same quarter. The increase in site operating costs related to the high performance computing operations is primarily due to increased repairs and maintenance to improve the Company’s facilities. Depreciation expense decreased to $9.5 million during the second quarter of 2023 compared to $20.9 million in the same quarter of 2022, primarily driven by the lower net book value of digital asset mining assets after the recognition of non-cash impairment charge during the fourth quarter of 2022 as part of annual impairment testing.

•
Net loss was $16.7 million and net loss per share was $0.08 for the three months ended June 30, 2023, compared to net loss of $88.1 million and net loss per share of $0.49 for the same period in 2022. The change was primarily driven by the lower non-cash revaluation loss on digital assets recorded to income or loss, partially offset by the lower non-cash gain on revaluation of warrant liability, resulting in lower net loss. Additionally, the net loss per share was lower due to greater weighted average number of shares outstanding for earnings per share purposes under International Accounting Standards 33.

•
Mining Profit(i) was $3.2 million for the quarter ended June 30, 2023, compared to $14.9 million in the prior year’s quarter. The decrease in Mining Profit (i) compared to the prior year’s quarter is mainly due to the decrease in price of Bitcoin, lower quantity of Bitcoin mined due to increased Bitcoin network difficulty, halt in the Company’s GPU mining activities due to the Ethereum network’s change in consensus mechanism from proof-of-work to proof-of-stake during the third quarter of 2022, impact of the suspension of operations at the Company’s North Bay Facility, and the ongoing electrical issues at the Company’s Drumheller facility noted above, and was partially offset by lower average power prices.

(i) Non-IFRS measure or ratio - see “Non-IFRS Measures and Ratios” section below. Certain comparative figures have been restated where necessary to conform with current period presentation.

•
Adjusted EBITDA(i) was negative $2.7 million for the quarter ended June 30, 2023, compared to a negative Adjusted EBITDA(i) of $98.1 million in the prior year’s quarter, primarily driven by a lower loss on revaluation of digital assets, partially offset by a lower digital asset Mining Profit(i), and the aforementioned electrical issues at the Company’s Drumheller facility. Contributions from HPC operations were offset by lower margins in digital asset mining operations.

For more information, please refer to the Company’s management’s discussion & analysis (the “MD&A”) and the Company’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 and 2022. These documents are available on the Company’s website at hut8.io, under the Company’s SEDAR profile at www.sedar.com, and under the Company’s EDGAR profile at www.sec.gov.

NON-IFRS MEASURES AND RATIOS

This press release makes reference to certain measures and ratios that are not recognized under IFRS and do not have a standardized meaning prescribed by IFRS. They are therefore not necessarily comparable to similar measures or ratios presented by other companies. The Company uses non-IFRS measures and ratios including “Mining Profit”, “Adjusted EBITDA”, “Digital Asset Revenue per Bitcoin Mined”, and “Mining Cost per Bitcoin” as additional information to complement IFRS measures by providing further understanding of the Company’s results of operations from Management’s perspective and should not be viewed as alternatives to, or replacements of, measures of operating results and liquidity presented in accordance with IFRS.

The following tables and definitions reconcile non-IFRS measures and ratios used by the Company to analyze the operational performance of Hut 8 to their nearest IFRS measure and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 and 2022.

Mining Profit

“Mining Profit” represents gross profit (revenue less cost of revenue), excluding depreciation and revenue and site operating costs directly attributable to hosting services and high performance computing operations. Mining Profit shows profitability of the Company’s core digital asset mining operation, without the impact of non-cash depreciation expense. Mining Profit measure provides investors the ability to assess the profitability of the mining operations exclusive of general and administrative expenses.

The following table reconciles gross (loss) profit to our non-IFRS measure, Mining Profit:

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands)	2023	2022	2023	2022
Gross (loss) profit	$(4,651)	$(3,841)	$(10,858)	$12,614

Add (deduct):
Revenue from hosting	–	–	–	(751)
Revenue from high performance computing	(4,192)	(4,711)	(8,687)	(8,001)
Site operating costs attributable to hosting and high performance computing	2,551	2,554	4,984	4,682
Depreciation	9,492	20,904	20,351	39,269
Mining Profit	$3,200	$14,906	$5,790	$47,813

Adjusted EBITDA

“Adjusted EBITDA” represents EBITDA (net income or loss excluding net finance income or expense, income tax or recovery, depreciation, and amortization) adjusted to exclude non-cash share-based compensation, fair value gain or loss on revaluation of warrants, non-recurring impairment charges or reversals of impairment, and costs associated with one-time or non-recurring transactions. Adjusted EBITDA is used to assess profitability without the impact of non-recurring non-cash accounting policies, capital structure, taxation, and one-time or non-recurring transactions. This performance measure provides a consistent comparable metric for profitability of the Company across time periods.

The following table reconciles net (loss) income to our non-IFRS measure, Adjusted EBITDA:

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands)	2023	2022	2023	2022
Net (loss) income	$(16,713)	$(88,067)	$91,790	$(32,359)

Add (deduct):
Net finance expense	1,437	1,543	2,869	2,835
Depreciation and amortization	9,669	21,247	20,705	39,841
Share based payment	2,477	1,977	5,512	3,276
Foreign exchange (gain) loss	(298)	(27)	(291)	684
One-time transaction costs	2,887	–	15,175	1,611
North Bay decommissioning costs	245	–	919	–
Deferred income tax (recovery) expense	(2,055)	8,472	(3,127)	9,593
Sales tax expense	–	–	–	913
Gain on revaluation of warrants	(339)	(43,281)	(212)	(97,421)
Adjusted EBITDA	$(2,690)	$(98,136)	$133,340	$(71,027)

Digital Asset Revenue per Bitcoin Mined

“Digital Asset Revenue per Bitcoin Mined” represents revenue, excluding revenue from hosting services and high performance computing operations, measured on a per Bitcoin mined basis during a period. Digital Asset Revenue per Bitcoin Mined is used and provides investors the ability to assess the average revenue earned per Bitcoin mined during a period by the Company’s digital asset mining operations.

The following table reconciles revenue to our non-IFRS ratio, Digital Asset Revenue per Bitcoin Mined:

For the three months ended (CAD thousands, except per Bitcoin amounts)	June 30, 2023 Q2	June 30, 2022 Q2
Revenue	$19,183	$43,845

Deduct:
Revenue from high performance computing	(4,192)	(4,711)
Digital asset revenue	14,991	39,134

Divided by:
Number of Bitcoin mined	399	946
Digital Asset Revenue per Bitcoin Mined	$37,571	$41,368

Mining Cost per Bitcoin

“Mining Cost per Bitcoin” represents the cost of revenue, excluding site operating costs attributable to hosting services and high performance computing operations, and depreciation, measured on a per Bitcoin mined basis during a period. Mining Cost per Bitcoin is used and provides the investors the ability to evaluate the efficiency of the Company’s digital asset mining operations exclusive of general and administrative expenses.

The following table reconciles cost of revenue to our non-IFRS ratio, Mining Cost per Bitcoin:

For the periods ended June 30	Three Months Ended		Six Months Ended
(CAD thousands, except per Bitcoin amounts)	2023	2022	2023	2022
Cost of revenue	$(23,834)	$(47,686)	$(49,062)	$(84,564)

Add (deduct):
Site operating costs attributable to high performance computing and hosting	2,551	2,554	4,984	4,682
Depreciation	9,492	20,904	20,351	39,269
Mining cost	(11,791)	(24,228)	(23,727)	(40,613)

Divided by:
Number of Bitcoin mined	399	946	874	1,888
Mining Cost per Bitcoin	$(29,551)	$(25,611)	$(27,148)	$(21,511)

CORPORATE UPDATES

Hut 8 and U.S. Data Mining Group, Inc., doing business as US Bitcoin Corp (“USBTC”) continue to make progress on the proposed business combination pursuant to which the two companies will combine in all-stock merger of equals (the “Transaction”). The combined company will be named “Hut 8 Corp.” (“New Hut”) and will be a U.S.-domiciled entity. The Transaction is expected to establish New Hut as a large scale, publicly traded Bitcoin miner focused on economical mining, highly diversified revenue streams, and industry leading environmental, social, and governance (ESG) practices.

On June 15, 2023, The Company announced that it filed a further amendment to its Form S-4 Registration Statement (the “Amended Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”).

As disclosed in the Amended Registration Statement:
•
New Hut’s expected installed self-mining capacity has increased from the previously disclosed 7.02 EH/s to 7.5 EH/s at mining facilities in Medicine Hat and Drumheller in Alberta; Niagara Falls, New York; Kearney, Nebraska; and Granbury and King Mountain, Texas upon the close of the Transaction. The improvement is due to the energization of additional miners at USBTC’s sites.

•
The 1.7 EH/s installed self-mining capacity at the King Mountain, Texas site is owned by the King Mountain Joint Venture in which USBTC has a 50% membership interest alongside a leading energy partner.

On July 17, 2023, The Company announced that it filed a further amendment to its Form S-4 Registration Statement with the U.S. Securities and Exchange Commission (the “SEC”).

The Transaction is particularly strategic as it will establish New Hut with geographic diversity across its self-mining business, which will include differentiated energy sources in a variety of markets, and improve efficiencies at the miner level by using proprietary, purpose-built software that can identify and mitigate machine and energy price issues in real-time. Notably, it will further diversify capex-light fiat revenue lines of business by adding USBTC’s 220 MW hosting and 680 MW managed infrastructure operations businesses to Hut 8’s existing HPC and repair centre operations. Completion of the Transaction is subject to obtaining the remaining regulatory approvals, shareholder approval, court approval, and other customary closing conditions. Hut 8 expects the Transaction to close by September 30, 2023.

On August 11, 2023, The Company announced that it has entered into a transaction support agreement (the “Support Agreement”) with Macquarie Equipment Finance Ltd. (“Macquarie”) a subsidiary of Macquarie Group Limited, a global financial services group, in support of an opportunity to potentially acquire certain assets of Validus Power Corp. (“Validus”) and Validus’ subsidiaries (collectively, the “Validus Entities”). Validus was previously a supplier of energy to the Company’s mining facility in North Bay, Ontario. Macquarie is a secured creditor of the Validus Entities under an existing secured lease and participation agreement.

Pursuant to an order of the Ontario Superior Court of Justice (Commercial List) (the “Court”) issued on August 10, 2023, on application by Macquarie, KSV Restructuring Inc. (“KSV”), a licensed insolvency trustee with extensive experience in receivership mandates, has been appointed as receiver of the property, assets, and undertakings of the Validus Entities (KSV in such capacity, the “Receiver”). Subject to the satisfaction of certain conditions, under the terms of the Support Agreement, a stalking horse bid (the “Stalking Horse Bid”) is to be submitted to the Receiver in support of a proposed sale and investment solicitation process to be carried out in respect of the Validus Entities.

A Stalking Horse Bid, if ultimately successful, is expected to result in the full and final resolution of all litigation claims and counterclaims currently pending between Hut 8 and certain Validus Entities. Further details in respect of any Stalking Horse Bid will be provided if and as conditions warrant and subject to, among other things, the acceptance of a Stalking Horse Bid by the Receiver and approval of the Court.

CONFERENCE CALL

Hut 8 Mining Q2 2023 conference call will commence at 10 a.m. ET, today.

To join the conference call without operator assistance, you may register and enter your phone number at https://ow.ly/vmjc50PqkLA to receive an instant, automated call back that will place you in the conference
Those joining via operator should dial in 5-10 minutes early to: 1-888-664-6392 (toll-free, North America) and use access code: 388162 #

Analyst Coverage of Hut 8 Mining:

A full list of Hut 8 Mining analyst coverage can be found here: https://hut8.io/investors/

About Hut 8
Through innovation, imagination, and passion, Hut 8’s seasoned executive team is bullish on building and operating computing infrastructure that powers Bitcoin mining, traditional data centres, and emerging technologies like AI and machine learning. Hut 8’s infrastructure portfolio includes seven sites: five high performance computing data centres across British Columbia and Ontario that offer cloud, co-location, managed services, A.I., machine learning, and VFX rendering computing solutions, and two Bitcoin mining sites located in Southern Alberta. Long-distinguished for its unique treasury strategy, Hut 8 has one of the highest inventories of self-mined Bitcoin of any publicly-traded company globally. Follow us on X (formerly known as Twitter) at @Hut8Mining.

FORWARD-LOOKING INFORMATION

This press release includes “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, “forward-looking information”). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Specifically, such forward-looking information included in this press release include, but are not limited to, statements with respect to the following: the Company’s position and ability to seize opportunities in the digital asset industry; the Company’s ability to advance the HODL strategy in the long-term; the Company’s growth strategy; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the Bitcoin industry generally; projected hash rate, expenses and profitability; the ability of the Company to react to digital asset price volatility; fluctuating power and energy costs; the ability of the Company to navigate increased network difficulty; the remediation of the operational issues at the Company’s Drumheller facility, and the timing thereof; the expected outcomes of the Transaction, including New Hut’s assets and financial position; the ability of Hut 8 and USBTC to complete the Transaction on the terms described herein, or at all, including, receipt of required regulatory approvals, shareholder approvals, court approvals, stock exchange approvals and satisfaction of other closing customary conditions; the expected timing of the closing of the Transaction; the expected synergies related to the Transaction in respect of strategy, operations and other matters; projections related to expansion;  expectations related to New Hut’s hashrate and self-mining capacity; expected ESG efforts and commitments; and the ability of New Hut to execute on future opportunities; the timing and completion (if at all) of a Stalking Horse Bid; the timing and completion (if at all) of a proposed sale and investment solicitation process; the timing of the proceedings in respect of the Receiver; and the expected resolution of litigation claims between Hut 8 and certain Validus Entities.

Statements containing forward-looking information are not historical facts, but instead represent management’s expectations, estimates and projections regarding future events based on certain material factors and assumptions at the time the statement was made. Material assumptions include: assumptions regarding the level of demand and financial performance of the digital asset industry; effective tax rates; the U.S./Canadian dollar exchange rate; inflation; access to capital; timing and receipt of regulatory approvals; acquisition and divestiture activities, operational expenses, returns on investments, transaction costs, fluctuations in energy prices and the Company’s energy requirements, the ability to obtain requisite approvals (including shareholder, stock exchange, regulatory, and court approvals) and the satisfaction of other conditions to the consummation of the Transaction and the Stalking Horse Bid on the proposed terms or at all; the anticipated timeline for the completion of the Transaction and the Stalking Horse Bid; the ability to realize the anticipated benefits of the Transaction and the Stalking Horse Bid; the ability to implement the business plan for New Hut, including as a result of a delay in completing the Transaction or difficulty in integrating the businesses of the companies involved (including the retention of key employees); the potential impact of the consummation of the Transaction on relationships, including with regulatory bodies, employees, suppliers, customers, competitors and other key stakeholders; and the outcome of any litigation proceedings in respect of the Company’s legal dispute with Validus Power Corp.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to: security and cybersecurity threats and hacks; malicious actors or botnet obtaining control of processing power on the Bitcoin network; further development and acceptance of the Bitcoin network; changes to Bitcoin mining difficulty; loss or destruction of private keys; increases in fees for recording transactions in the Blockchain; erroneous transactions; reliance on a limited number of key employees; reliance on third party mining pool service providers; regulatory changes; classification and tax changes; momentum pricing risk; fraud and failure related to digital asset exchanges; difficulty in obtaining banking services and financing; difficulty in obtaining insurance, permits and licenses; internet and power disruptions; geopolitical events; uncertainty in the development of cryptographic and algorithmic protocols; uncertainty about the acceptance or widespread use of digital assets; failure to anticipate technology innovations; climate change; currency risk, lending risk and recovery of potential losses; litigation risk; business integration risk; changes in market demand; inflationary pressures and the rising cost of capital; changes in network and infrastructure; system interruption; changes in leasing arrangements; counterparty risk; failure to achieve intended benefits of power purchase agreements; potential for interrupted delivery, or suspension of the delivery, of energy to the Company’s mining sites; the ability to implement business plans, forecasts, and other expectations; the ability to identify and realize additional opportunities and other risks related to the digital asset mining and data centre business. For a complete list of the factors that could affect the Company, please see the “Risk Factors” section of the Company’s Annual Information Form dated March 9, 2023, and Hut 8’s other continuous disclosure documents which are available on Company’s website at hut8.io, under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov.

These factors are not intended to represent a complete list of the factors that could affect Hut 8, USBTC, or New Hut; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described in this press release as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this press release should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and Hut 8’s future decisions and actions will depend on management’s assessment of all information at the relevant time. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. Except where otherwise indicated herein, the information provided herein is based on matters as they exist as of the date of preparation and not as of any future date, and will not be updated or otherwise revised to reflect information that subsequently becomes available, or circumstances existing or changes occurring after the date of preparation.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the transaction, that, if completed, would result in New Hut becoming a new public company, New Hut has filed a registration statement on Form S-4 (the “Form S-4”) with the U.S. Securities and Exchange Commission’s (“SEC”). USBTC and Hut 8 urge investors, shareholders, and other interested persons to read the Form S-4, including any amendments thereto, the Hut 8 meeting circular, as well as other documents filed or to be filed with the SEC and documents to be filed with Canadian securities regulatory authorities in connection with the transaction, as these materials do and will contain important information about USBTC, Hut 8, New Hut and the transaction. New Hut also has, and will, file other documents regarding the transaction with the SEC. This press release is not a substitute for the Form S-4 or any other documents that may be sent to Hut 8’s shareholders or USBTC’s stockholders in connection with the transaction. Investors and security holders are or will be able to obtain free copies of the Form S-4 and all other relevant documents filed or that will be filed with the SEC by New Hut through the website maintained by the SEC at www.sec.gov or by contacting the investor relations department of Hut 8 at info@hut8.io and of USBTC at info@usbitcoin.com.

NO OFFER OR SOLICITATION

This press release is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”) or in a transaction exempt from the registration requirements of the Securities Act.

INVESTOR CONTACT:

Sue Ennis
sue@hut8.io

MEDIA CONTACT:

Erin Dermer
erin.dermer@hut8.io